FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Notice of Redemption

Exhibit No. 1

Notice of Redemption
The Royal Bank of Scotland plc (the "Issuer")
The holders of the:
-     AUD883,419,000 Subordinated Fixed to Fixed Rate Notes due 2022 Callable 2017 (the "Australian Dollar Notes") (ISIN: AU3CB0191294 / Common Code: 075580495)
-     CAD420,199,000 Subordinated Fixed to Fixed Rate Notes due 2022 Callable 2017 (the "Canadian Dollar Notes") (ISIN: CA78010XAL51 / Common Code: 075739257)
-     EUR563,801,000 Subordinated Fixed to Fixed Rate Notes due 2022 Callable 2017 (the "Euro Notes") (ISIN: XS0753308807 / Common Code: 075330880)
-     USD2,132,059,000 Subordinated Fixed to Fixed Rate Notes due 2022 Callable 2017 (the "U.S. Dollar Notes") (ISIN: XS0753308559 / Common Code: 075330855)
-     CHF124,452,000 Subordinated Fixed to Fixed Rate Notes due 2022 Callable 2017 (the "CHF Notes") (ISIN: CH0180006097 / Common Code: 075647611 / Swiss Security Number: 18'000'609)
(together, the "Notes")
have been notified by the Issuer of the upcoming redemption of the Notes (other than the Australian Dollar Notes) on 16 March 2017 and the Australian Dollar Notes on 19 March 2017. The amount of the Australian Dollar Notes, Canadian Dollar Notes,  Euro Notes, U.S. Dollar Notes and CHF Notes currently outstanding is AUD883,419,000.00, CAD420,199,000.00, EUR563,801,000.00, USD2,132,059,000.00  and CHF124,452,000.00, respectively.
Terms used but not defined herein shall have the meaning given to them in the notice of redemption. The Notes are being redeemed pursuant to Condition 5(d) of the Notes (Call Option - Redemption at the Option of the Issuer) at par, together with interest accrued to (but excluding) the Redemption Date (in the case of the Notes other than the Australian Dollar Notes) and the Australian Dollar Notes Redemption Date (in the case of the Australian Dollar Notes). The Issuer has notified the holders pursuant to the terms of the Notes.
To view the notice, please click on the link below.
http://www.rns-pdf.londonstockexchange.com/rns/9149V_-2017-2-2.pdf

For further information, please contact:
RBS Investor Relations
Matthew Richardson
Head of Fixed Income Investor Relations
Tel: +44 (0)20 7678 1800

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2017

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary